Exhibit 2

Operating and Financial Highlights

	January - June			Second Quarter
	2018	2017	% var	2018	2017	% var
Net sales	11,879	10,989	8%	5,988	5,627	6%
Gross profit	4,957	4,892	1%	2,511	2,320	8%
as % of net sales	42%	45%	(3pp )	42%	41%	1pp
Operating earnings before other expenses, net	1,019	1,203	(15%)	463	435	6%
as % of net sales	9%	11%	(2pp )	8%	8%	0pp
Controlling Interest Net Income (Loss)	(535)	486	N/A	(635)	137	N/A
Operating EBITDA	1,724	1,824	(5%)	838	753	11%
as % of net sales	15%	17%	(2pp )	14%	13%	1pp
Free cash flow after maintenance capital expenditures	1,435	827	74%	715	1,067	(33%)
Free cash flow	1,251	591	112%	645	904	(29%)
Net debt[1]	12,836	13,863	(7%)	12,836	13,863	(7%)
Total debt[1]	15,300	15,036	2%	15,300	15,036	2%
Earnings per share[2]	(0.10)	0.09	N/A	(0.12)	0.03	N/A

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales increased by 8% year-over-year during the quarter resulting from higher volumes, mitigated by lower prices.

Cost of sales were 5% higher during the quarter due to higher output and input costs. As a percentage of sales, cost of sales was at 58% versus 59% during the same period last year.

Fuel costs accounted for 25% of cost of sales, up from 20% during the same period last year. The increase was mainly driven by higher coal prices.

However, on a sequential basis, fuel costs as a percentage of cost of sales decreased as our coal costs continue to converge closer to 2017 levels.

Power costs accounted for 24% of cost of sales versus 21% during the same period last year. Higher grid rates in both our plants resulted to this increase.

Operating expenses increased by 9%. As a percentage of sales, this resulted to an increase of 1 pp year-over-year during the quarter.

Distribution expenses increased 23% year-over-year due to higher fuel costs, higher dispatched volumes benefitting from our debottlenecking efforts, and upgrading of vessels.

As a percentage of sales, distribution expenses increased from 19% to 22%.

Selling and administrative expenses declined by 10% during the quarter, a result of continued efforts to optimize costs.

As a percentage of sales, selling and administrative expenses declined from 15% to 12%.

Operating EBITDA increased by 11% during the quarter, mainly driven by higher sales.

Operating EBITDA margin during the quarter was 14%, slightly higher than the same period last year.

Controlling interest net income was negative during the quarter due to higher income tax expense mainly from the utilization of Net Operating Loss Carry-Over (NOLCO) credits for tax on intra-group dividends and subsequent decrease in amount of deferred tax assets (non-cash expenses).

Total debt at the end of June 2018 stood at PHP 15,300 million, of which PHP 13,837 million pertained to long-term debt owed to BDO Unibank, Inc.

2018 Second Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - June	Second Quarter	Second Quarter 2018
	2018 vs. 2017	2018 vs. 2017	vs. First Quarter 2018
Volume	12%	8%	(1%)
Price in USD	(7%)	(5%)	2%
Price in PHP	(3%)	(0%)	3%

Our domestic cement volumes increased by 8% year-over-year during the quarter, driven by higher public infrastructure spending and a strong residential sector.

On a year-to-date basis, domestic cement volumes grew 12% versus the same period of the prior year. This performance reflects increased construction activity from both public and private sectors, progress from our debottlenecking efforts, and favorable weather conditions compared to the first half of last year.

Our domestic cement prices continued to recover during the quarter with a 3% sequential increase. Prices for the month of June were 6% higher than in the month of December last year.

Against the same period last year, prices during the first six months were still 3% lower as cement prices were higher at the start of 2017. For the second quarter, however, prices had already converged closer to prices of the same period last year.

2018 Second Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - June		Second Quarter
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	1,019	1,203	(15%)	463	435	6%
+ Depreciation and operating amortization	705	621		375	319

Operating EBITDA	1,724	1,824	(5%)	838	753	11%
- Net financial expenses	445	459		237	200
- Maintenance capital expenditures	362	196		283	147
- Change in working capital	(747)	58		(524)	(862)
- Income taxes paid	243	306		139	204
- Other cash items (net)	(14)	(22)		(12)	(3)

Free cash flow after maintenance capital expenditures	1,435	827	74%	715	1,067	(33%)
- Strategic capital expenditures	184	237		70	163

Free cash flow	1,251	591	112%	645	904	(29%)

In millions of Philippine Pesos

Debt Information

	Second Quarter			First Quarter
	2018	2017	% var	2018
Total debt[1]	15,300	15,036	2%	15,327
Short term	3%	0%		3%
Long term	97%	100%		97%

Cash and cash equivalents	2,464	1,173	110%	1,851

Net debt	12,836	13,863	(7%)	13,476

	Second Quarter
	2018	2017
Currency denomination
U.S. dollar[2]	3%	7%
Philippine peso	97%	93%
Interest rate
Fixed	43%	37%
Variable	57%	63%

In millions of Philippine Pesos, except percentages

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail.
[2]	Pertains to related party loans with CEMEX Asia B.V.

2018 Second Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - June				Second Quarter
	2018	2017	% var	2018	2017	% var
INCOME STATEMENT
Net sales	11,879,333	10,989,341	8%	5,988,074	5,626,964	6%
Cost of sales	(6,922,603)	(6,096,885)	(14%)	(3,477,178)	(3,307,369)	(5%)

Gross profit	4,956,730	4,892,456	1%	2,510,896	2,319,595	8%
Operating expenses	(3,937,242)	(3,689,719)	(7%)	(2,048,106)	(1,884,971)	(9%)

Operating earnings before other expenses, net	1,019,488	1,202,737	(15%)	462,790	434,624	6%
Other income (expenses), net	14,319	21,780	(34%)	12,043	2,614	361%

Operating earnings	1,033,807	1,224,517	(16%)	474,833	437,238	9%
Financial expenses, net	(444,663)	(458,612)	3%	(236,919)	(200,134)	(18%)
Foreign exchange loss, net	(411,142)	(129,327)	(218%)	(163,358)	(41,282)	(296%)

Net income (loss) before income taxes	178,002	636,578	(72%)	74,556	195,822	(62%)
Income tax expenses	(712,842)	(150,525)	(374%)	(709,678)	(59,308)	(1097%)

Consolidated net income (loss)	(534,840)	486,053	N/A	(635,122)	136,514	N/A
Non-controlling interest net income (loss)	16	15	7%	6	7	(14%)

Controlling Interest net income (loss)	(534,824)	486,068	N/A	(635,116)	136,521	N/A

Operating EBITDA	1,724,225	1,824,128	(5%)	837,777	753,433	11%

Earnings per share	(0.10)	0.09	N/A	(0.12)	0.03	N/A

	as of June 30	as of June 30	as of December 31
	2018	2017	% Var	2017	% Var
BALANCE SHEET
Total Assets	52,277,352	51,340,280	2%	51,751,676	1%
Cash and Temporary Investments	2,463,598	1,173,039	110%	1,058,267	133%
Trade Accounts Receivables	910,784	986,888	(8%)	833,259	9%
Other Receivables	145,669	78,938	85%	101,002	44%
Inventories	2,688,193	3,179,122	(15%)	3,258,252	(17%)
Assets held for sale	22,653	0		90,629	(75%)
Other Current Assets	1,369,243	1,442,582	(5%)	1,310,504	4%
Current Assets	7,600,140	6,860,569	11%	6,651,913	14%
Fixed Assets	15,454,036	15,592,084	(1%)	15,582,732	(1%)
Investments in an associate and other investments	16,197	15,273	6%	15,407	5%
Other assets and noncurrent accounts receivables	767,264	385,321	99%	716,700	7%
Deferred income taxes - net	580,021	627,339	(8%)	925,230	(37%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	29,223,176	28,887,627	1%	29,517,031	(1%)

Total Liabilities	23,083,118	22,128,537	4%	22,329,280	3%
Current Liabilities	7,528,970	6,261,559	20%	6,873,552	10%
Long-Term Liabilities	14,618,237	15,036,198	(3%)	14,674,110	(0%)
Other Liabilities	935,911	830,780	13%	781,618	20%

Consolidated Stockholders’ Equity	29,194,234	29,211,743	(0%)	29,422,396	(1%)
Non-controlling Interest	205	231	(11%)	221	(7%)
Stockholders’ Equity Attributable to Controlling Interest	29,194,029	29,211,512	(0%)	29,422,175	(1%)

2018 Second Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - June			Second Quarter
	2018	2017	% var	2018	2017	% var
INCOME STATEMENT
Net sales	227,606	219,549	4%	113,986	112,401	1%
Cost of sales	(132,636)	(121,806)	(9%)	(66,190)	(66,066)	(0%)

Gross profit	94,970	97,743	(3%)	47,796	46,335	3%
Operating expenses	(75,437)	(73,715)	(2%)	(38,987)	(37,653)	(4%)

Operating earnings before other expenses, net	19,533	24,028	(19%)	8,809	8,682	1%
Other income (expenses), net	274	435	(37%)	229	52	340%

Operating earnings	19,807	24,463	(19%)	9,038	8,734	3%
Financial expenses, net	(8,520)	(9,162)	7%	(4,510)	(3,998)	(13%)
Foreign exchange loss, net	(7,877)	(2,584)	(205%)	(3,110)	(825)	(277%)

Net income (loss) before income taxes	3,410	12,717	(73%)	1,418	3,911	(64%)
Income tax expenses	(13,658)	(3,007)	(354%)	(13,509)	(1,185)	(1040%)
Consolidated net income (loss)	(10,248)	9,710	N/A	(12,091)	2,726	N/A
Non-controlling interest net income (loss)	0	0	0%	0	0	0%

Controlling Interest net income (loss)	(10,248)	9,710	N/A	(12,091)	2,726	N/A

Operating EBITDA	33,036	36,443	(9%)	15,948	15,050	6%

	as of June 30	as of June 30	as of December 31
	2018	2017	% Var	2017	% Var
BALANCE SHEET
Total Assets	980,078	1,017,243	(4%)	1,036,485	(5%)
Cash and Temporary Investments	46,187	23,242	99%	21,195	118%
Trade Accounts Receivables	17,075	19,554	(13%)	16,689	2%
Other Receivables	2,731	1,564	75%	2,023	35%
Inventories	50,397	62,990	(20%)	65,256	(23%)
Assets held for sale	425	0		1,815	(77%)
Other Current Assets	25,670	28,583	(10%)	26,247	(2%)
Current Assets	142,485	135,933	5%	133,225	7%
Fixed Assets	289,727	308,938	(6%)	312,092	(7%)
Investments in an associate and other investments	304	303	0%	309	(2%)
Other assets and noncurrent accounts receivables	14,384	7,635	88%	14,354	0%
Deferred income taxes - net	10,874	12,430	(13%)	18,531	(41%)
Goodwill	522,304	552,005	(5%)	557,975	(6%)
Other Assets	547,866	572,372	(4%)	591,168	(7%)

Total Liabilities	432,754	438,449	(1%)	447,212	(3%)
Current Liabilities	141,151	124,065	14%	137,664	3%
Long-Term Liabilities	274,058	297,923	(8%)	293,894	(7%)
Other Liabilities	17,546	16,461	7%	15,654	12%

Consolidated Stockholders’ Equity	547,323	578,794	(5%)	589,273	(7%)
Non-controlling Interest	4	5	(23%)	4	(13%)
Stockholders’ Equity Attributable to Controlling Interest	547,320	578,789	(5%)	589,268	(7%)

2018 Second Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2018 and 2017 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of June 30, 2018 has been converted at the end of period exchange rate of 53.34 Philippine pesos per US dollar while the consolidated income statement for the six-month period ended June 30, 2018 has been converted at the January to June, 2018 average exchange rate of 52.19 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended June 30, 2018 has been converted at the April to June, 2018 average exchange rate of 52.53 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - June		Second Quarter		January - June
	2018	2017	2018	2017	2018	2017
	average	average	average	average	End of period	End of period
Philippine peso	52.19	50.05	52.53	50.06	53.34	50.47
Amounts provided in units of local currency per US dollar

2018 Second Quarter Results	Page 7